Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2021, or the Annual Report, including the consolidated annual financial statements as of December 31, 2021, and their accompanying notes included therein, filed with the Securities and Exchange Commission, or the SEC, on April 28, 2022.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “SciSparc”, “the Company” and “our Company” refer to SciSparc Ltd. and its wholly-owned subsidiaries. References to “Ordinary Shares, and “warrants” refer to the ordinary shares, and warrants, respectively, of SciSparc.

We report financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.50 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2022.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate successfully the business of the WellutionTM brand, held by our wholly owned, SciSparc Nutraceuticals Inc.

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy;

●	litigation;

●	our ongoing ability to remain eligible to list our ordinary shares on Nasdaq; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of the Annual Report as well other factors in the Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the development of the following pharmaceutical compositions comprising N-acylethanolamines and cannabinoids, such as Palmitoylethanolamide (PEA) and/or Δ9-tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD) and/or other cannabinoid receptor agonists: SCI-110 for the treatment of Tourette syndrome, or TS and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE.

SCI-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a synergistic effect, which has strong potential to treat TS and Alzheimer’s disease and agitation.

SCI-160 is a novel pharmaceutical preparation containing a CB2 receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, a member of the SciSparc Scientific Advisory Board.

Pursuant to the positive results obtained in the phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the U.S. Food and Drug Administration, German Federal Institute for Drugs and Medical Devices and the Israeli Ministry Of Health for our SCI-110 program for TS.. In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the potential safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110 we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. In addition, we announced in November 2022 positive interim results from our Phase IIa clinical study in Alzheimer’s Disease Patients with Agitation, At the interim analysis, the study met its primary endpoints of safety, including non-treatment related adverse events and drop out patients from the study; specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls even in the highest dose tested (12.5MG Dronabinol+400mg PEA). In addition, SCI-110 treatment was also found to reduce agitation - 75% of patients did not need to use additional medication to control agitation and 75% of patients experienced increased appetite. Similarly, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, to examine the potential role of SCI-210 on status epilepticus. In December 2022, we announced positive study results from our pre-clinical study in SE indicating differences in mortality rate as well as seizure rates over time in comparison to CBD monotherapy in two different doses and in an untreated control group. In the low-CBD group, a higher mortality rate (although not significant) was found and therefore it is reasonable to believe that no significant impact on neuronal protection was achieved. In the high-CBD group, greater, although not significant, levels of neuronal protection were found together with a decreased mortality rate when compared to the control groups. The level of neuronal protection in the SCI-210 treatment was significantly higher compared to the control group and no mortality was found in this group.

We also hold 100% of the share capital of SciSparc Nutraceuticals Inc., a Delaware limited liability company, which owns Wellution™, a brand that sells dozens of hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States. Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASINs”) on Amazon that are differentiated by their hemp oil potency.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of June 30, 2022, we had an accumulated deficit of approximately $66.7 million. Our financing activities are described below under “Liquidity and Capital Resources – Financing Activities.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, consulting and subcontractor expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six-month period ended June 30,
	2022	2021
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	243	183
Share-based payments	224	17
Clinical studies	106	49
Research and preclinical studies	410	142
Chemistry and formulations	118	249
Regulatory and other expenses	373	322
	1,474	962

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six-month period ended June 30,
	2022	2021
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	245	99
Share-based payment	431	7
Professional and directors fees	1,292	884
Investor relations and business expenses	1,193	562
Office maintenance, rent and other expenses	63	55
Regulatory expenses	113	58
Business development	2	-
Total	3,339	1,665

Comparison of the six-months ended June 30, 2022 to the six-months ended June 30, 2021

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2022, amounted to $1,474,000, representing an increase of $512,000, or 53%, compared to $962,000 for the six months ended June 30, 2021. The increase was primarily attributable to an increase of $207,000 in share-based expenses, an increase of $231,000 in regulatory, professional and other expenses, an increase of $161,000 in research and pre-clinical studies, an increase of $57,000 in clinical studies, and an increase of $60,000 in wages and related expenses, offset by a decrease of $204,000 in chemistry and formulations.

General and Administrative Expenses

Our general and administrative expenses totaled $3,339,000 for the six months ended June 30, 2022, an increase of $1,674,000, or 101%, compared to $1,665,000 for the six months ended June 30, 2021. The increase resulted primarily from an increase of $631,000 in investor relations and business expenses, an increase of $424,000 in share-based expenses, an increase of $408,000 in professional and director fees, and an increase of $146,000 in wages and related expenses.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2022, was $4.86 million, compared to an operating loss of $2.63 million for the six months ended June 30, 2021, an increase of $2.23 million, or 85%.

Finance Expense and Income

Financial expense and income consist of revaluation of debt instruments presented at fair value, related issuance expenses of debt instruments and bank fees.

We recognized financial expenses, net for the six months ended June 30, 2022, of $905,000, representing an increase of $882,000 compared to financial expenses of $23,000 for the six months ended June 30, 2021. The increase was primarily due to a change in the fair value of the June 2022 Warrants (as defined below).

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2022, was $5.76 million, representing an increase of $3.09 million, or 116%, compared to $2.66 million for the six months ended June 30, 2021.

Liquidity and Capital Resources

Overview

As of June 30, 2022, we had $12,985,000 in cash, including short term restricted deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2022	2021
	(unaudited)	(unaudited)
	(in thousands of USD)

Net cash used in operating activities	(2,188)	(2,951)

Net cash used in investing activities	(708)	(1)

Net cash provided by financing activities	8,966	8,596

Operating Activities

Net cash used in operating activities was $2.19 million for the six months ended June 30, 2022, compared with net cash used in operating activities of $2.95 million for the six months ended June 30, 2021. The decrease is primarily due to decreases in adjustments to the profit or loss item of cost of share-based expenses of $0.7 million and in adjustments to the working capital item of change in other accounts payable of $2.2 million, offset in part by the increase in net loss of $2.2 million.

Investing Activities

Net cash used in investing activities was $708,000 for the six months ended June 30, 2022, compared with $1,000 cash used by investing activities for the six months ended June 30, 2021. The increase is due primarily from the investment in MitoCare X Bio Ltd. in the amount of $700,000.

Financing Activities

Net cash provided by financing activities of $8.97 million in the six months ended June 30, 2022, consisted mainly of $9.0 million of net proceeds from the issuance of share capital and warrants, offset by repayment of lease liability in the amount of $39,000. Net cash provided by financing activities in the six months ended June 30, 2021, consisted of $7.7 million of net proceeds from the issuance of share capital and warrants, and $1.09 million from the exercise of warrants, offset in part by repayment of lease liability in the amount of $188,000.

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10.2 million providing for the issuance of an aggregate of 3,546,100 units and pre-funded units as follows: (a) 335,000 units at a price of $2.82 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 3,211,100 pre-funded units at a price of $2.819 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $2.63 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire five years from the date of issuance.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares as well as exercises of warrants and options to purchase ordinary shares, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do not expect to generate revenues from sale of our product candidates in the next few years.

As of June 30, 2022, our cash balance was $12,945,000.

We believe that our existing cash resources will be sufficient to finance our operating activities in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us. In addition, as we continue to assess the effects of the COVID-19 pandemic and its impact on capital market transactions in the United States, although we were able to raise financing in April 2020, November 2020, March 2021 and June 2022 offerings, all of which were during the COVID-19 pandemic, there can be no assurance that we will be able to raise financing again during the COVID-19 pandemic, or even after COVID-19 is no longer a “pandemic” if, for example, there is a downturn in the U.S. or global economy.

There has been no material impact of the COVID-19 pandemic on the Company’s operations during the reporting period, other than for a single incident with a supplier that caused a delay in the development and production of a research drug.

While the final implications of the COVID-19 pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. Due to the new outbreak of COVID-19 in Asia in late 2022, the Company cannot estimate, the impact, if any, the outbreak and any measures taken by governments, health officials or by the Company in response to such outbreak, could have on the Company’s business, results of operations and financial condition. The Company’s wide geographical spread of its clinical sites may mitigate the potential risk of significant damage to its business devolvement, however there is no guarantee these measures will be successful.

The COVID-19 pandemic and the new outbreak in Asia and its mitigation measures have also negatively impacted global economic conditions, which, in turn, could adversely affect the Company’s business, results of operations and financial condition. The extent to which the COVID-19 outbreak continues to impact the Company’s financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional financing sooner than planned. Following actions taken during fiscal year 2020 to reduce our operating expenses in the short term as a result of the COVID-19 pandemic, we are currently looking to expand our operations including planned clinical trials and early commercialization efforts for our proprietary PEA oral tablets CannAmide™. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, our efforts to commercialize our proprietary PEA oral tablets CannAmide™ may not lead to any revenue or revenue at the level at which we are expecting. In addition to the COVID-19 pandemic, our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings (such as our March 2017, March 2019, December 2019, April 2020, November 2020, March 2021 and June 2022 offerings of ordinary shares and/or warrants). We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.